                                                               File No. 70-9095

As Filed with the Securities and
Exchange Commission on March 22, 2002


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                 -----------------------------------------------
                         POST-EFFECTIVE AMENDMENT NO. 20
                                       TO
                                    FORM U-1
                                   DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------

                                     CONECTIV
ACE REIT, INC.                         CONECTIV MID-MERIT, INC.
ATE INVESTMENT, INC.                   CONECTIV OPERATING SERVICES COMPANY
ATS OPERATING SERVICES, INC.           CONECTIV PENNSYLVANIA GENERATION, INC.
ATLANTIC CITY ELECTRIC COMPANY         CONECTIV PROPERTIES AND INVESTMENTS, INC.
ATLANTIC GENERATION, INC.              CONECTIV RESOURCE PARTNERS, INC.
ATLANTIC JERSEY THERMAL SYSTEMS, INC.  CONECTIV SERVICES, INC.
ATLANTIC SOUTHERN PROPERTIES, INC.     CONECTIV SOLUTIONS LLC
BINGHAMTON GENERAL, INC.               CONECTIV THERMAL SYSTEMS, INC.
BINGHAMTON LIMITED, INC.               DCI I, INC.
CONECTIV ATLANTIC GENERATION, L.L.C.   DCI II, INC.
CONECTIV BETHLEHEM, INC.               DCTC-BURNEY, INC.
CONECTIV COMMUNICATIONS, INC.          DELMARVA POWER & LIGHT COMPANY
CONECTIV DELMARVA GENERATION, INC.     KING STREET ASSURANCE LTD.
CONECTIV ENERGY HOLDING COMPANY        PEDRICK GEN., INC.
CONECTIV ENERGY SUPPLY, INC.           VINELAND LIMITED, INC.
                                       VINELAND GENERAL, INC.

                                 800 King Street
                              Wilmington, DE 19899

                            CONECTIV PLUMBING, L.L.C.
                                621 Chapel Avenue
                              Cherry Hill, NJ 08034

              (Names of companies filing this statement and address
                        of principal executive offices)

                                    Conectiv
                 -----------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)
--------------------------------------------------------------------------------
                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

Peter F. Clark, Esquire                       Judith A. Center, Esquire
Vice President and                            William C. Weeden
General Counsel                               Skadden, Arps, Slate,
Conectiv                                       Meagher, & Flom LLP
(address above)                               1440 New York Avenue, N.W.
                                              Washington, D.C. 20005

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A. GENERAL

Conectiv, a Delaware corporation, previously was authorized under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding common stock of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company providing electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware ("Delmarva"), and of Atlantic City Electric Company, a New Jersey corporation and an operating public utility company providing electric service in southern New Jersey ("ACE"). Following the merger, Conectiv and its subsidiaries filed an Application-Declaration on Form U-1 in this File No. 70-9095 requesting authorization for financing transactions. Such financing transactions were approved by Order dated February 26, 1998 (HCAR No. 26833) as supplemented by Orders dated August 21, 1998 (HCAR No. 26907), September 28, 1998 (HCAR No. 26921), October 21, 1998 (HCAR No.
26930), November 13, 1998 (HCAR No. 26941), December 14, 1999 (HCAR No. 27111),
August 17, 2000 (HCAR No. 27213) and June 7, 2001 (HCAR No. 27415)
(collectively, the "Financing Orders").

Pursuant to the Financing Orders, during the period ending September 30, 2003 (the "Authorization Period"), Conectiv is authorized, among other things, to: 1) issue short-term debt aggregating no more than $2.0 billion outstanding at any time during the Authorization Period; 2) issue up to an aggregate $250 million of long-term debt or common stock with a reservation of jurisdiction over the issuance of any long-term debt;(1) 3) issue up to $500 million of long-term debt subject to a reservation of jurisdiction;(2) and 4) enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support to the obligations of Subsidiaries and unaffiliated third parties in an aggregate amount not to exceed $1.5 billion.

Financings authorized pursuant to the Financing Orders are subject to certain limitations contained therein as follows:

   o Conectiv's consolidated common equity will be at least 20% of its total consolidated capitalization (the "Common Equity Ratio"), as adjusted to reflect subsequent events that affect capitalization;

   o the effective cost of money on long-term debt securities will not exceed 300 basis points over comparable-term U.S. Treasury securities and the effective cost of money on short-term debt securities will not exceed 300 basis points over the comparable-term London Interbank Offered Rate ("LIBOR");

   o  maturity of indebtedness will not exceed 50 years; and

   o underwriting fees, commissions, or similar remuneration paid in connection with the issue, sale or distribution of a security will not exceed 5% of the principal amount of the financing.

--------
(1) Conectiv has two authorizations under the Financing Orders with regard to the issuance of long-term debt and common stock. The first authorization permits Conectiv to issue up to an aggregate of $500 million of long-term debt and common stock. Conectiv has issued $250 million of long-term debt pursuant to this authorization. Since the Commission has reserved jurisdiction over any further issuance of long-term debt by Conectiv, the only remaining option, without removal of the reservation of jurisdiction, is for Conectiv to issue up to $250 million of common stock. The second authorization permits Conectiv to issue up to $500 million of long-term debt with the proceeds being used to reduce short-term debt. The Commission has also reserved jurisdiction over this issuance of long-term debt by Conectiv.
(2) See the preceding footnote.

The purpose of this filing is to request authorization for the removal of the reservations of jurisdiction by the Commission with regard to the issuance of up to $750 million of long-term debt by Conectiv.

   B. BACKGROUND

Since the merger in which it was formed, Conectiv has been limited in its ability to issue long-term debt because it has been unable to meet the Commission's common equity standard of 30%. For the most part, Conectiv was able to manage its capital structure on a consolidated basis because its primary subsidiaries, Delmarva and ACE, were able to provide financing by using internally generated funds or by accessing the capital markets. Conectiv used short-term debt to provide financing for the Nonutility Subsidiaries. As a result of this process, Conectiv has generally maintained relatively high levels of short-term debt. In times of low interest rates and high liquidity, Conectiv has been able to successfully manage these levels of short-term debt. However, in times of economic upheaval (e.g., the California energy crisis), companies with commercial paper ratings of A2/P2 (as Conectiv is rated) often encounter problems in rolling over short-term debt. While Conectiv maintains adequate lines of credit to back up its commercial paper program, such sources of short-term financing are expensive. Also, interest rates are currently at historically low levels. However, interest rates, especially short-term rates, tend to be volatile over extended periods of time. There can be no guarantee that interest rates will remain low. Conectiv needs the flexibility to access the long-term debt markets at opportune times in order to manage its future financing costs. For this reason, the ability of Conectiv to strategically issue long-term debt in order to reduce its dependence on short-term debt would be a significant benefit with regard to both financial planning and risk management.

   C. FINANCIAL CONDITION

As noted above, Conectiv has been restrained by the Commission from issuing long-term debt because its Common Equity Ratio has been less than 30%. Since this restriction was imposed, Conectiv has made substantial progress in increasing its Common Equity Ratio. In fact, Conectiv's Common Equity Ratio is projected to be at or slightly below 30% upon the completion in the next several months of a debt repurchase program funded by the proceeds from the sale of certain Delmarva generation assets. Conectiv's Common Equity Ratio is forecasted to meet the 30% threshold upon the sale of ACE's generation assets, the securitization of the stranded costs related to the sale of the generation assets and the buydown or buyout of long-term power purchase contracts with non-utility generators and the subsequent repurchase of debt and equity securities of ACE with the proceeds of the asset sales and securitization.(3)
It is anticipated that these transactions will be consummated in 2002.

Conectiv is a financially sound company as indicated by the investment-grade senior unsecured debt ratings ascribed by Moody's and Standard & Poor's. Conectiv commits that it will maintain during the Authorization Period at least an investment-grade senior unsecured debt rating by at least one nationally recognized rating agency.

------------
(3) The forecasted Common Equity Ratios for Conectiv do not include any securitization debt issued by Atlantic City Electric Transition Funding LLC ("ACE Transition Funding"), a wholly owned subsidiary of ACE. In File No. 70-9899 authorization was requested for ACE Transition Funding to issue up to $1.7 billion of securitization bonds. As noted in Exhibit H-3 to Post-Effective Amendment No. 16 to this file, Conectiv's Common Equity Ratio would decline to approximately 21% if all of the securitization bonds were issued and ACE used certain of the proceeds to retire debt and/or equity.

ACE and Delmarva are financially sound companies as indicated by the investment-grade senior unsecured debt ratings received from Moody's and Standard & Poor's. As of September 30, 2001, both ACE and Delmarva had Common Equity Ratios in excess of 40%.(4)

   D. REMOVAL OF RESERVATIONS OF JURISDICTION AND ESTABLISHMENT OF REQUIRED COMMON EQUITY RATIO

Conectiv has two authorizations under the Financing Orders with regard to the issuance of long-term debt and common stock. The first authorization permits Conectiv to issue up to an aggregate of $500 million of long-term debt and common stock. Conectiv has issued $250 million of long-term debt pursuant to this authorization. Since the Commission has reserved jurisdiction over any further issuance of long-term debt by Conectiv, the only remaining option, without removal of the reservation of jurisdiction, is for Conectiv to issue up to $250 million of common stock. The second authorization permits Conectiv to issue up to $500 million of long-term debt with the proceeds being used to reduce short-term debt. The Commission has also reserved jurisdiction over this issuance of long-term debt by Conectiv. In both cases, the Commission reserved jurisdiction because Conectiv's Common Equity Ratio was below the Commission's standard of 30%.

Conectiv hereby requests that the Commission remove the reservations of jurisdiction for the reasons described in Item 1.B above and to establish Conectiv's required Common Equity Ratio for the issuance of long-term debt securities at 27%. Any long-term debt issued pursuant to the removal of such reservations of jurisdiction will comply in all regards with the parameters for financing authorization set forth in Item 1.A above. Conectiv states that the proceeds of any long-term debt issued pursuant to a supplemental order granted in this file will be used exclusively to reduce outstanding short-term debt. Conectiv's total debt outstanding will not increase as a result of such issuance.

   E. CONECTIV MERGER WITH POTOMAC ELECTRIC POWER COMPANY

On July 20, 2001, Pepco Holdings, Inc.,(5) a Delaware corporation ("Pepco Holdings"), and Conectiv filed an Application-Declaration on Form U-1 (File No. 70-9913) seeking approvals relating to the proposed acquisition by Pepco Holdings of all of the common stock of Conectiv and Potomac Electric Power Company, a Washington, D.C. and Virginia corporation ("Pepco") (the "Merger"). Upon consummation of the Merger, Pepco Holdings will register with the Commission under the Act.

On August 16, 2001, Pepco Holdings, Conectiv and its subsidiaries and Pepco and its subsidiaries filed an Application-Declaration on Form U-1 (File No. 70-9947) (the "Pepco Holdings Financing U-1") seeking authorizations for, among other things, post-Merger financing transactions. The Pepco Holdings Financing U-1 states that authorizations granted under the Financing Orders will be consolidated with those requested in the Pepco Holdings Financing U-1.

   F. DISCUSSION OF RULES 53 AND 54

Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an

------------
(4) Conectiv Atlantic Generation, LLC, Conectiv Delmarva Generation, Inc. and Conectiv Pennsylvania Generation, Inc. are utility companies for purposes of the Act but do not engage in retail utility activity and are not subject to regulation by any state commission.
(5) Pepco Holdings, Inc. was previously referred to as New RC, Inc. in this filing.

EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or
(c) are satisfied. As demonstrated below, such rules are satisfied.

By Order dated August 17, 2000, HCAR No. 27213 (the "August 17 Order"), the Commission authorized Conectiv to invest up to $350 million ("EWG Project Limit") in EWGs. Conectiv has no investments in FUCOs and does not propose to make any investments in FUCOs. Conectiv is currently in compliance with the EWG Project Limit, in that its investment in EWGs as of September 30, 2001 equaled $219 million. Moreover, since the issuance of the August 17 Order, there have been no events that adversely impact the premise of the August 17 Order. Conectiv's EWG investments have not negatively impacted Conectiv's financial health. Conectiv's consolidated retained earnings grew from $35.2 million on September 30, 2000 to $218.0 million on September 30, 2001.

Conectiv will inform the Commission of its investments in EWGs on an ongoing basis by filing with the Commission, as required by the August 17 Order, quarterly certificates containing extensive information specified in the August 17 Order concerning those investments. With respect to the other requirements of Rule 53:

     (i) Conectiv maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

          (A) For each United States EWG in which Conectiv directly or indirectly holds an interest:

               (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

               (2) the financial statements will be prepared in accordance with GAAP; and

               (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

          (B) For each FUCO or foreign EWG which is a majority owned subsidiary of Conectiv:

               (1) the books and records for such subsidiary will be kept in accordance with GAAP;

               (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

               (3) Conectiv directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

          (C) For each FUCO or foreign EWG in which Conectiv owns 50% or less of the voting securities, Conectiv directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause:

               (1) such entity to maintain books and records in accordance with GAAP;

               (2) the financial statements of such entity to be prepared in accordance with GAAP; and

               (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to Conectiv and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, Conectiv will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and
(a) (2) (iii) (B) of Rule 53.

     (ii) No more than 2% of Conectiv's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which Conectiv directly or indirectly holds an interest.

     (iii) Conectiv, in connection with any Form U-1 seeking approval of EWG or FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv holding company system. In addition, Conectiv will submit to each such commission copies of any amendments to any Form U-1 seeking approval of EWG or FUCO financing and any Rule 24 certificates required thereunder, as well as a copy of Item 9 of Conectiv's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization therein requested is granted).

     (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph
(a) of that Rule unavailable for a transaction requiring Commission approval for the issuance and sale of a security by Conectiv for purposes other than the acquisition of an EWG or FUCO or other transactions by Conectiv or its subsidiaries other than with respect to EWGs or FUCOs.

          (A) Neither Conectiv nor any subsidiary of Conectiv having a book value exceeding 10% of Conectiv's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

          (B) As stated previously, Conectiv is in complete compliance with the August 17 Order, which dealt with the status of Conectiv's consolidated retained earnings.

          (C) Conectiv did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 2001 in excess of 5% of Conectiv's September 30, 2001 consolidated retained earnings.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

     Miscellaneous expenses                          $1,500
                                                     ------
     TOTAL                                           $1,500

ITEM 3.APPLICABLE STATUTORY PROVISIONS

Sections 6 and 7 of the Act and Rules 53 and 54 of the Act are applicable to the issuance of long-term debt by Conectiv.

ITEM 4. REGULATORY APPROVAL

No other regulatory agency has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE

Conectiv requests that the Commission issue its supplemental order with regard to the authorization requested in this Application as soon as possible.

Conectiv waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

     (A) EXHIBITS:

         F-10     Opinion of counsel (filed herewith)
         H-5.1    Updated Conectiv Cash Flow and Capitalization Forecasts (filed herewith) (filed pursuant to a request for confidential treatment)
         H-5.2    Updated Delmarva Power & Light Company Cash Flow and
                  Capitalization Forecasts (filed herewith) (filed pursuant to a request for confidential treatment)
         H-5.3    Updated Atlantic City Electric Company Cash Flow and
                  Capitalization Forecasts (filed herewith) (filed pursuant to a request for confidential treatment)
         H-5.4    Updated Conectiv Energy Holding Company Cash Flow and
                  Capitalization Forecasts (filed herewith) (filed pursuant to a request for confidential treatment)
         H-5.5    Forecast assumptions (filed herewith) (filed pursuant to a request for confidential treatment)

     (B) FINANCIAL STATEMENTS:

   o FS-1 Conectiv Consolidated Balance Sheet, per books and proforma, as of September 30, 2001 (filed herewith)

   o FS-2 Conectiv Consolidated Income Statement, per books and proforma, for the period ended September 30, 2001 (filed herewith)

   o  FS-3 Notes to Financial Statements (filed herewith)

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 20 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.


DATE:  March 22, 2002           CONECTIV
                                ACE REIT, INC.
                                ATE INVESTMENT, INC.
                                ATS OPERATING SERVICES, INC.
                                ATLANTIC CITY ELECTRIC COMPANY
                                ATLANTIC GENERATION, INC.
                                ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                                ATLANTIC SOUTHERN PROPERTIES, INC.
                                BINGHAMTON GENERAL, INC.
                                BINGHAMTON LIMITED, INC.
                                CONECTIV ATLANTIC GENERATION, L.L.C.
                                CONECTIV BETHLEHEM, INC.
                                CONECTIV COMMUNICATIONS, INC.
                                CONECTIV DELMARVA GENERATION, INC.
                                CONECTIV ENERGY HOLDING COMPANY
                                CONECTIV ENERGY SUPPLY, INC.
                                CONECTIV MID-MERIT, INC.
                                CONECTIV OPERATING SERVICES COMPANY
                                CONECTIV PENNSYLVANIA GENERATION, INC.
                                CONECTIV PLUMBING, L.L.C.
                                CONECTIV PROPERTIES AND INVESTMENTS, INC.
                                CONECTIV RESOURCE PARTNERS, INC.
                                CONECTIV SERVICES, INC.
                                CONECTIV SOLUTIONS LLC
                                CONECTIV THERMAL SYSTEMS, INC.
                                DCI I, INC.
                                DCI II, INC.
                                DCTC-BURNEY, INC.
                                DELMARVA POWER & LIGHT COMPANY
                                KING STREET ASSURANCE LTD.
                                PEDRICK GEN., INC.
                                VINELAND LIMITED, INC.
                                VINELAND GENERAL, INC.


                                By:  /s/ Philip S. Reese
                                     --------------------------------
                                     Philip S. Reese
                                     Vice President and Treasurer